Form 3
                     Initial Statement of Beneficial Ownership of Securities
Reporting Person:            Glaisner, Richard J.
                             900 West Bradley Road
                             Milwaukee, Wisconsin 53217
Date of Event
Requiring Statement:         March 10, 1998
Issuer Name and
Ticker or Trading Symbol:    The Ziegler Companies, Inc. ("ZCO")
Relationship of
Reporting Person
to Issuer:                   Executive Committee Member
Title of Security:           Common Stock
Amount of Securities
Beneficially Owned:          27,434
Ownership Form:              Direct
Title of Derivative
Security:                    Common Stock (1)
Date Exercisable:            07-01-97
Expiration Date:             06-30-07
Title of Securities
Underlying Derivative
Security:                    Common Stock
Amount of Securities
Underlying Derivative
Security:                    50,000
Conversion or
Exercise Price of
Derivative Security:         $19.00
Ownership Form of
Derivative Security:         Direct
(1) Subject to vesting schedule, which is dependent upon earnings of a specific subsidiary of the issuer during the 36 month period ending June 30, 2000.